# Whimstay, Inc.



# ANNUAL REPORT

425 El Pintado Rd.

Danville, CA 94526

(415) 518-9816

[Whimstay.com](http://Whimstay.com)

This Annual Report is dated April 27, 2022.

## BUSINESS

Whimstay is one of the first to market aggregators of expiring inventory with a new vacation rental platform that offers travelers incredible last-minute deals on professionally managed properties. By lowering prices and reducing the number of unsold nights, Whimstay is dedicated to democratizing affordable travel

Whimstay combines affordability, convenience, and first-class technology to offer travelers the best possible booking experience. By offering only professionally managed properties, we ensure quality and cleanliness for each and every one of our rentals (107,000 and counting). We charge a 5–10% traveler service fee and a 3–5% host fee along with a negotiated 20-60% discount from the host, which allows us to offer much more competitive prices than the current industry leaders. For example, seven nights at a given property on Whimstay will cost you $1,380 compared to $2,030 on Vrbo and a whopping $2,134 on Airbnb. We've got a huge advantage over both of them: Our business is premised on a lower-fee model and, since all our properties are professionally managed, we can integrate more responsive, sophisticated pricing and discount technology. We proudly guarantee that if a traveler can find a lower advertised price on any of the major sites, we'll pay for their trip. (Zero payouts so far!)

**Previous Offerings**

Name: Common Stock

Type of security sold: Equity

Final amount sold: $150.00

Number of Securities Sold: 1,500,000

Use of proceeds: General Operations

Date: August 14, 2018

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $17.21

Number of Securities Sold: 172,141

Use of proceeds: General Operations

Date: August 14, 2018

Offering exemption relied upon: Section 4(a)(2)

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $750,000.00

Number of Securities Sold: 750,000

Use of proceeds: General Operations.

Date: May 28, 2019

Offering exemption relied upon: 506(c)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $1,162.00

Number of Securities Sold: 830,000

Use of proceeds: General Operartions

Date: December 17, 2018

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $835.82

Number of Securities Sold: 597,015

Use of proceeds: General Operations

Date: July 19, 2021

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $139.94

Number of Securities Sold: 122,242

Use of proceeds: General Operations.

Date: July 19, 2021

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $9,852.00

Number of Securities Sold: 7,037,500

Use of proceeds: General Operations

Date: July 19, 2021

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE

Final amount sold: $1,795,000.00

Use of proceeds: General Operations

Date: January 07, 2020

Offering exemption relied upon: 506(b)

Type of security sold: SAFE

Final amount sold: $727,500.00

Use of proceeds: General Operations

Date: July 19, 2021

Offering exemption relied upon: 506(c)

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $542,500.00

Number of Securities Sold: 542,500

Use of proceeds: General Operations

Date: July 19, 2021

Offering exemption relied upon: 506(b)

## REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

## AND RESULTS OF OPERATION

**Operating Results – 2021 Compared to 2020**

Circumstances which led to the performance of financial statements:

Revenue

Revenue for 2021 was $27,669 on gross bookings of $322,748. This compared to 2020 revenue of $20,381 on gross bookings of $228,353. Bookings and revenues in 2021 benefited from the expansion of the number of host vacation properties available and the market penetration of our service. The Company expects substantial growth in both bookings and host properties available for rent in 2022 amidst a continued strong demand for consumer travel in the underlying economy and increased marketing activities by the Company.

Cost of Revenue

Cost of Revenue for 2021 was $10,907 compared to $7,516 in 2020 with the increase reflecting the growth in bookings and revenues.

Gross Margins

Gross margins for 2021 and 2020 were $16,762 and $12,865, respectively, with the increase reflecting the increase in bookings and revenues.

Expenses

Operations and support expenses decreased from $488,255 in 2020 to $338,717 in 2021. This decrease reflected the Company's higher initial investment in its transaction processing capabilities and the customer support function in 2020.

Product development expenses decreased slightly from $343,787 in 2020 to $317,431 in 2021. The reduction reflected the Company's continued efforts to pursue more efficient development resources.

Selling and marketing expenses increased from $179.621 in 2020 to $436,913 in 2021. The Company has invested in the development of its brand and marketing strategy in anticipation of substantial advertising campaigns in 2022.

General and administrative expenses increased from $151,736 in 2020 to $384,843 in 2010. The increase was due to the expansion of the Company's accounting and administrative capabilities to support increased capital fundraising efforts and the realignment of executive staff and compensation.

Historical results and cash flows:

In 2020 and 2021, the Company was in the early revenue generating stage having completed the development stage in 2019. We believe that historical cash flows are not indicative of the revenue and cash flows expected for the future because we have not yet obtained sufficient revenues to attain profitable operations. Past cash was primarily generated through the

Company's Series Seed Preferred Stock offering, Simple Agreement for Future Equity (SAFE) offerings, and PPP Loans from the SBA, and Crowdfunding. Our goal is to attain sufficient revenues to attain profitable operations and generate a positive cash flow. This will follow significant expenditures for marketing activities and host property additions in 2022, which are the most important part of our current fundraising efforts.

**Liquidity and Capital Resources**

At December 31, 2021, the Company had cash of $1,326,554.00. [*The Company intends to raise additional funds through an equity financing.*]

**Debt**

The Company does not have any material terms of indebtedness.

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Behshad Jamshahi

Behshad Jamshahi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director & CEO

Dates of Service: October 01, 2018 - Present

Responsibilities: Managing the overall operations and resources of WhimStay. Salary compensation for this role is $70K per year.


Name: Kamesh Jasani

Kamesh Jasani's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Technology Officer

Dates of Service: March 01, 2019 - Present

Responsibilities: Lead product strategy, roadmap, prioritization, and the technical solutions for enterprise applications and digital products - Whimstay Mobile app for iOS & Android, Property Management System (PMS) Integration platform, and Property Manager's account management portal. Salary compensation for this role is $130K per year.

Other business experience in the past three years:

Employer: Staples

Title: Product and Engineering Lead

Dates of Service: April 01, 2014 - March 01, 2019

Responsibilities: Staples digital solutions- Staples.com, Staples.ca, SBA

Name: Keith Chreston

Keith Chreston's current primary role is with Code for Science and Society, Inc.. Keith Chreston currently services 16 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President Finance

Dates of Service: August 14, 2018 - Present

Responsibilities: Finance, accounting, human resources, contracts, corporate governance. Salary compensation for this role is $42K per year and approximately 5% equity compensation. Keith serves this role on a part-time as-needed basis.

Other business experience in the past three years:

Employer: Code for Science and Society, Inc.

Title: Chief Financial Officer

Dates of Service: July 01, 2021 - Present

Responsibilities: Finance, accounting, corporate governance.

Other business experience in the past three years:

Employer: Community Initiatives

Title: Chief Financial Officer

Dates of Service: July 30, 2017 - September 03, 2020

Responsibilities: Finance and accounting.

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Behshad Jamshahi

Amount and nature of Beneficial ownership: 4,230,000

Percent of class: 50.1


Title of class: Series Seed Preferred Stock

Stockholder Name: Behshad Jamshahi

Amount and nature of Beneficial ownership: 100,000

Percent of class: 50.1


## RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

## OUR SECURITIES

The company has authorized Common Stock, Series Seed Preferred Stock, 2020 SAFE, and 2019 SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 3,623,188 of Common Stock.

Common Stock

The amount of security authorized is 30,000,000 with a total of 23,181,398 outstanding.

Voting Rights

One vote per share. Please refer to voting rights of securities sold in this offering.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stock Options

The Company has a 2018 Stock Options plan with a maximum number of 5,500,000 shares authorized under the plan. Currently, the Company has 591,008 shares of options outstanding and 769,156 shares of Restricted Stock Purchase Issuances outstanding. The Company has 4,017,594 shares available for future options or restricted stock purchase grants.

The amount outstanding includes all 5,500,000 shares authorized under this plan.

Series Seed Preferred Stock

The amount of security authorized is 7,000,000 with a total of 1,367,500 outstanding.

Voting Rights

There are no voting rights associated with Series Seed Preferred Stock.

Material Rights

There are no material rights associated with Series Seed Preferred Stock.

2020 SAFE

The security will convert into Series seed preferred stock and the terms of the 2020 SAFE are outlined below:

Amount outstanding: $727,500.00

Maturity Date: July 18, 2021

Interest Rate: 0.0%

Discount Rate: 80.0%

Valuation Cap: $25,000,000.00

Conversion Trigger: Capital raise of preferred stock, a liquidity event, or a dissolution event.

Material Rights

There are no material rights associated with 2020 SAFE.

2019 SAFE

The security will convert into Series seed preferred and the terms of the 2019 SAFE are outlined below:

Amount outstanding: $1,795,000.00

Interest Rate: 0.0%

Discount Rate: 80.0%

Valuation Cap: $25,000,000.00

Conversion Trigger: Capital raise of Preferred Stock, a liquidity event, or a dissolution event.

Material Rights

There are no material rights associated with 2019 SAFE.

**What it means to be a minority holder**

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

**Dilution**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**RISK FACTORS**

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable.

Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for online vacation rental bookings. Our revenues are therefore dependent upon the market for online vacation rental bookings.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that a platform for booking vacation rentals online is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

**Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective**

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

**The cost of enforcing our trademarks and copyrights could prevent us from enforcing them**

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

**We rely on third parties to provide services essential to the success of our business**

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

**The Company is vulnerable to hackers and cyber-attacks**

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Whimstay, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Whimstay, Inc. could harm our reputation and materially negatively impact our financial condition and business.

**Our results of operations may be negatively impacted by the coronavirus outbreak.**

Efforts to contain the spread of COVID-19 in the U.S., Europe and Asia have led to the implementation of severe travel restrictions and social distancing. The impacts of the outbreak are still unknown and rapidly evolving. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the value of our Common Stock and investor demand for our Common Stock generally. The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase our cost of capital and adversely affect our ability to access the capital markets in the future. In particular, we may also be negatively impacted by the way COVID-19 may disrupt the rental market. According to published reports, in the United States, one of our key markets, millions of renters have fallen behind on their rent payments as a result of job losses and other effects due to the pandemic. In particular, it is unknown whether the moratoriums against eviction put in place by federal and local governments will be allowed to expire and the impact that might have on the rental market. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect our business, results of operations or financial condition.

**Our business is affected by seasonality.**

Our business is affected by the general seasonal trends common to the residential rental market. We have observed increased traffic during the winter months of November, December and January. We have also observed increased traffic on our platform during the summer months from June through September as families and students seek housing before the start of the school year. We believe these trends are at least in part due to the impact of COVID-19 and the increased number of people who work from home and decide to change their residential location. This seasonality may adversely affect our business and cause our results of operations to fluctuate.

**RESTRICTIONS ON TRANSFER**

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar

circumstance.

**SIGNATURES**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 27, 2022.

**Whimstay, Inc.**

By  /s/ *Behshad Jamshahi*

     Name: Whimstay

     Title:  CEO

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Exhibit A

**FINANCIAL STATEMENTS**

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WHIMSTAY, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2021 and 2020

# C O N T E N T S

Perkins & Co

Main Office
1211 SW 5th Ave, Suite 1000
Portland, OR 97204
503 221 0336

Washington Office
805 Broadway, Suite 405
Vancouver, WA 98660
360 397 0097

## INDEPENDENT AUDITOR'S REPORT

To the Stockholders
Whimstay, Inc.

### *Opinion*

We have audited the financial statements of Whimstay, Inc. ("the Company"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### *Responsibilities of Management for the Financial Statements*

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued.



*Auditor's Responsibilities for the Audit of the Financial Statements*

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

*Perkins & Company, P.C.*

Portland, OR
March 30, 2022

# WHIMSTAY, INC.

### BALANCE SHEETS

### December 31, 2021 and 2020

|  | 2021 | 2020 |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 1,352,183 | $ 22,432 |
| Prepaids and other current assets | 21,763 | - |
| Total current assets | 1,373,946 | 22,342 |
| Deposits with vendors | 33,625 | 33,625 |
| Patents, trademarks and tradenames | 45,416 | 36,416 |
| Capitalized software development costs, net | 89,156 | 47,880 |
| TOTAL ASSETS | $ 1,542,143 | $ 140,263 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)** | | |
| Current liabilities: | | |
| Accounts payable | $ 64,788 | $ 17,078 |
| Advances from stockholders | 97,000 | 35,000 |
| Accrued compensation | 84,339 | - |
| Accrued expenses and other current liabilities | 136,739 | 85,889 |
| Current portion of Paycheck Protection Plan loan | - | 25,629 |
| Total current liabilities | 382,866 | 163,596 |
| Paycheck Protection Plan loan, net of current portion | - | 139,871 |
| Proceeds from Simple Agreements for Future Equity | 4,222,500 | 2,235,000 |
| TOTAL LIABILITIES | 4,605,366 | 2,538,467 |
| Stockholders' equity (deficit): | | |
| Preferred stock $0.0001 par value, 7,000,000 and 3,000,000 shares authorized; 1,367,500 and 1,180,000 issued and outstanding | 137 | 118 |
| Class A Common stock $0.0001 par value, 30,000,000 and 20,000,000 shares authorized; 20,593,511 and 9,648,772 issued and outstanding | 2,059 | 965 |
| Class B Common stock $0.0001 par value, 2,000,000 and zero shares authorized; zero shares issued and outstanding | - | - |
| Additional paid-in capital | 1,674,764 | 1,190,220 |
| Accumulated deficit | (4,740,183) | (3,589,507) |
| TOTAL STOCKHOLDERS' DEFICIT | (3,063,223) | (2,398,204) |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT) | $ 1,542,143 | $ 140,263 |

The accompanying notes are an integral part of these financial statements.

# WHIMSTAY, INC.

## STATEMENTS OF OPERATIONS

### For the Years Ended December 31, 2021 and 2020

| | 2021 | 2020 |
|---|---|---|
| Revenues from gross bookings of $322,748 ($228,253 in 2020) | $ 27,669 | $ 20,381 |
| Costs and expenses: | | |
| Cost of revenue | 10,907 | 7,516 |
| Operations and support | 338,717 | 488,255 |
| Product development | 317,431 | 343,787 |
| Selling and marketing | 436,913 | 179,621 |
| General and administrative | 384,843 | 151,736 |
| Total costs and expenses | 1,488,811 | 1,170,915 |
| Loss from operations | (1,461,142) | (2,113,794) |
| Forgiveness of Paycheck Protection Plan loan | 310,466 | - |
| Loss before income taxes | (1,150,676) | (1,150,534) |
| Income tax expense | - | - |
| Net loss | $ (1,150,676) | $ (1,150,534) |

The accompanying notes are an integral part of these financial statements.

WHIMSTAY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
For the Years Ended December 31, 2021 and 2020

| | Preferred Stock | | Common Stock | | Additional Paid-In | Accumulated | Total Stockholders' |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Capital | Deficit | Equity (Deficit) |
| Balance as of January 1, 2020 | 750,000 | $ 75 | 7,745,391 | $ 775 | $ 757,789 | $ (2,438,973) | $ (1,680,334) |
| Issuance of preferred stock | 430,000 | 43 | - | - | 429,957 | - | 430,000 |
| Issuance of common stock to employees and consultants | - | - | 2,199,250 | 220 | 2,859 | - | 3,079 |
| Exercise of common stock options | - | - | 48,116 | 5 | 62 | - | 67 |
| Repurchase of unvested restricted stock | - | - | (343,985) | (35) | (447) | - | (482) |
| Net loss | - | - | - | - | - | (1,150,534) | (1,150,534) |
| Balance as of December 31, 2020 | 1,180,000 | 118 | 9,648,772 | 965 | 1,190,220 | (3,589,507) | $ (2,398,204) |
| Issuance of preferred stock | 187,500 | 19 | - | - | 187,481 | - | 187,500 |
| Issuance of common stock to employees and consultants | - | - | 10,482,500 | 1,048 | 13,627 | - | 14,675 |
| Issuance of common stock in Regulation Crowdfunding, net of issuance costs | - | - | 296,797 | 30 | 283,220 | - | 283,250 |
| Exercise of common stock options | - | - | 165,442 | 16 | 216 | - | 232 |
| Net loss | - | - | - | - | - | (1,150,676) | (1,150,676) |
| Balance as of December 31, 2021 | 1,367,500 | $ 137 | 20,593,511 | $ 2,059 | $ 1,674,764 | $ (4,740,183) | $ (3,063,223) |

The accompanying notes are an integral part of these financial statements.

# WHIMSTAY, INC.

## STATEMENTS OF CASH FLOWS

### For the Years Ended December 31, 2021 and 2020

|  | 2021 | 2020 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net loss | $ (1,150,676) | $ (1,150,534) |
| Adjustments to reconcile net loss to cash used in operating activities: | | |
| Forgiveness of Paycheck Protection Plan loan, net of non-cash interest expense | (307,701) | - |
| Amortization of capitalized software development costs | 102,848 | 259,945 |
| Changes in operating assets and liabilities: | | |
| Prepaids and other current assets | (21,763) | 6,126 |
| Deposits with vendors | - | (500) |
| Accounts payable | 47,710 | (72,011) |
| Accrued compensation | 84,339 | - |
| Accrued expenses and other current liabilities | 50,850 | 19,286 |
| NET CASH USED IN OPERATING ACTIVITIES | (1,194,393) | (937,688) |
| | | |
| **CASH FLOWS FROM INVESTMENT ACTIVITIES:** | | |
| Patents, trademarks and tradenames | (9,000) | - |
| Capitalized software development costs | (144,124) | (197,750) |
| NET CASH USED IN INVESTMENT ACTIVITIES | (153,124) | (197,750) |
| | | |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| Advances from stockholders | 62,000 | 35,000 |
| Proceeds from Paycheck Protection Plan loan | 142,201 | 165,500 |
| Proceeds from Simple Agreements for Future Equity | 1,987,500 | 490,000 |
| Proceeds from issuance of preferred stock | 187,500 | 430,000 |
| Proceeds from issuance of common stock, net of re-purchases | 298,157 | 2,664 |
| NET CASH PROVIDED BY FINANCING ACTIVITIES | 2,677,358 | 1,123,164 |
| | | |
| NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | 1,329,841 | (12,274) |
| | | |
| CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR | 22,342 | 34,616 |
| | | |
| CASH AND CASH EQUIVALENTS, END OF YEAR | $ 1,352,183 | $ 22,342 |

The accompanying notes are an integral part of these financial statements.

### Note 1 – Organization and Nature of Activities

Whimstay, Inc. (the "Company" or "Whimstay), was incorporated in Delaware in August 2018 and is headquartered in Wilmington, Delaware. The Company operates a platform for last-minute stays. The Company's marketplace connects vacation property management companies ("Hosts") and travelers ("Travelers") (collectively referred to as "customers") online or through mobile devices to book vacation rentals throughout the United States.

### Note 2- Summary of Significant Accounting Policies

#### Basis of Presentation

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America ("U.S. GAAP").

#### Use of Estimates

The preparation of the Company's financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company regularly evaluates its estimates, including those related to bad debt reserves, fair value of investments, useful lives of long-lived assets and intangible assets, valuation of acquired goodwill and intangible assets from acquisitions, contingent liabilities, insurance reserves, revenue recognition, valuation of common stock, stock-based compensation, and income and non-income taxes, among others. Actual results could differ materially from these estimates.

#### Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. This hierarchy requires the Company to use observable market data when available and to minimize the use of unobservable inputs when determining fair value. Financial instruments with readily available quoted prices in active markets generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Financial instruments measured and disclosed at fair value are classified and disclosed based on the observability of inputs used in the determination of fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets.

Level 2: Observable inputs other than Level 1 prices, such as quoted prices in less active markets or model-derived valuations that are observable either directly or indirectly.

Level 3: Unobservable inputs in which there is little or no market data that are significant to the fair value of the assets or liabilities.

The carrying amount of the Company's financial instruments, including cash equivalents, funds from Travelers and amounts held on behalf of customers, accounts payable, accrued liabilities, and amounts due to Hosts approximate their respective fair values because of their short maturities.

Level 2 Valuation Techniques

Financial instruments classified as Level 2 within the Company's fair value hierarchy are valued on the basis of prices from an orderly transaction between market participants provided by reputable dealers or pricing services. Prices of these securities are obtained through independent, third-party pricing services and include market quotations that may include both observable and unobservable inputs. In determining the value of a particular investment, pricing services may use certain information with respect to transactions in such investments, quotations from dealers, pricing matrices and market transactions in comparable investments and various relationships between investments.

*Level 3 Valuation Techniques*

Financial instruments classified as Level 3 within the Company's fair value hierarchy Valuation techniques for the share-based compensation expense include the Black-Scholes option-pricing model, the key assumptions are stock price volatility, expected term, and risk-free interest rates.

### Internal-Use Software

The Company capitalizes certain costs in connection with obtaining or developing software for internal use. Additionally, the Company capitalizes qualifying costs incurred for upgrades and enhancements that result in additional functionality to existing software. Amortization of such costs begins when the project is substantially complete and ready for its intended use. Capitalized software development costs are classified, net on the balance sheets and are amortized using the straight-line method over the estimated useful life of the applicable software.

### Impairment of Long-Lived Assets

Long-lived assets that are held and used by the Company are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Determination of recoverability of long-lived assets is based on an estimate of the undiscounted cash flows resulting from the use of the asset and its eventual disposition. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals.

### Revenue Recognition

The Company generates substantially all of its revenue from facilitating Traveler stays at accommodations offered by Hosts on the Company's platform. The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers* ("ASC 606").

The Company considers both Hosts and Travelers to be its customers. The customers agree to the Company's Terms of Service ("ToS") to use the Company's platform. Upon confirmation of a booking made by a Traveler, the Host agrees to provide the use of the property. At such time, the Host and Traveler also agree upon the applicable booking value as well as Host fees and Traveler fees (collectively, "Service Fees"). The Company charges Service Fees in exchange for certain activities, including the use of the Company's platform, customer support, and payment processing activities. These activities are not distinct from each other and are not separate performance obligations. As a result, the Company's single performance obligation is to facilitate a stay, which occurs upon the completion of a booking. The Company recognizes revenue upon booking as its performance obligation is satisfied upon booking and the Company has the right to receive payment for the fulfillment of the performance obligation.

The Company charges Service Fees to its customers as a percentage of the value of the booking, excluding taxes. The Company collects both the booking value from the Traveler on behalf of the Host and the applicable Traveler fees owed to the Company using the Traveler's pre-authorized payment method. After check-in, the Company disburses the booking value to the Host, less the fees due from the Host to the Company. Since an enforceable contract for accounting purposes is established upon booking, there were no partially satisfied or unsatisfied performance obligations as of December 31, 2020 and 2021.

The Company evaluates the presentation of revenue on a gross versus net basis based on whether or not the Company is the principal (gross) or the agent (net) in the transaction. As part of the evaluation, the Company considers whether it controls the right to use the property before control is transferred. Indicators of control that the Company considers include whether the Company is primarily responsible for fulfilling the promise associated with the rental of the property, whether it has inventory risk associated with the property, and whether it has discretion in establishing the prices for the property. The Company determined that it does not control the right to use the properties either before or after completion of its service. Accordingly, the Company has concluded that it is acting in an agent capacity and revenue is presented net, reflecting the Service Fees received from Travelers and Hosts to facilitate a stay.

The Company has elected to exclude from revenue, taxes assessed by a governmental authority that are both imposed on and are concurrent with specific revenue producing transactions. Accordingly, such amounts are not included as a component of revenue or cost of revenue.

### Payments to Customers

The Company makes payments to customers as part of its marketing promotions, collectively referred to as the Company's incentive programs, and refund activities. The payments are generally in the form of coupon credits to be applied toward future bookings or as cash refunds.

### Marketing Programs

Through marketing promotions, the Company issues customer coupon credits to encourage the use of its platform. After a customer redeems such credits, the Company records a reduction to revenue at the date it records the corresponding revenue transaction, as the Company does not receive a distinct good or service in exchange for the customer incentive payment.

### Refunds

In certain instances, the Company issues refunds to customers as part of its customer support and risk management activities in the form of credits to the payment card used for the original booking. There is no legal obligation to issue such refunds to Hosts or Travelers on behalf of its customers. The Company accounts for refunds, net of any recoveries, as variable consideration, which results in a reduction to revenue.

### Funds Receivable and Funds Payable

Funds receivable and amounts held on behalf of customers represent cash received or in-transit from Travelers via third-party credit card processors and other payment methods, which flows through a Company bank account for payment to Hosts following check-in. This cash and related receivable represent the total amount due to Hosts, and as such, a liability for the same amount is recorded to funds payable and amounts payable to customers.

The Company records Traveler payments, net of Service Fees, as funds receivable and amounts held on behalf of customers with a corresponding amount in funds payable and amounts payable to customers when cash is received in advance of Check-in. Host and Traveler fees are recorded as cash with a corresponding amount in unearned fees.

Following check-in, the Company remits funds due to Hosts and recognizes unearned fees as revenue as its performance obligation is satisfied.

### Cost of Revenue

Cost of revenue primarily consists of payment processing charges, including merchant fees.

### Operations and Support

Operations and support costs primarily consist of personnel-related expenses and third-party service provider fees associated with customer support provided via phone, email, and chat to Hosts and Travelers, customer relations costs, which include refunds and credits related to customer satisfaction, costs associated with third-party data centers used to host the Company's platform and allocated costs for facilities and information technology. These costs are expensed as incurred.

### Product Development

Product development costs primarily consist of personnel-related expenses and third-party service provider fees incurred in connection with the development of the Company's platform and new products as well as the improvement of existing products, and allocated costs for facilities and information technology. These costs are expensed as incurred.

### Sales and Marketing

Sales and marketing costs primarily consist of performance and brand marketing, personnel-related expenses, including those related to field operations and allocated costs for facilities and information technology. These costs are expensed as incurred. Advertising expenses, which comprise the majority of performance marketing, were $12,269 and $ 32,706 for the years ended December 31, 2021 and 2020, respectively.

### General and Administrative

General and administrative costs primarily consist of personnel-related expenses for executive management and administrative functions, including finance and accounting, legal, and human resources, as well as general corporate and director and officer insurance. General and administrative costs also include certain professional services fees, allocated costs for facilities and information technology expenses and bad debt expenses. These costs are expensed as incurred.

### Stock-Based Compensation

The Company measures and recognizes the compensation expense for all stock-based awards based on the estimated fair value of the award.

The Company uses the Black-Scholes option-pricing model to determine the fair value of stock options on the date of grant. Calculating the fair value of stock options using the Black-Scholes model requires certain highly subjective inputs and assumptions. The Company estimates the expected term of stock options granted based on the simplified method and estimates the volatility of its common stock on the date of grant based on the average historical stock price volatility of comparable publicly traded companies. The simplified method calculates the expected term as the mid-point between the weighted-average time to vesting and the contractual maturity. The simplified method is used as the Company does not have sufficient historical data regarding stock option exercises. In addition, the Company accounts for forfeitures as they occur. The Company records stock-based compensation expense for its stock options on a straight-line basis over the requisite service period, which is generally four years. The contractual term of the Company's stock options is 10 years.

The absence of an active market for the Company's common stock also requires the Company's board of directors, which includes members who possess extensive business, finance, and venture capital experience, to determine the fair value of its common stock for purposes of granting stock options. All stock options granted are exercisable at a price per share not less than the fair value of the shares of the Company's common stock as determined by the board of directors (the "Fair Value") underlying those stock options on their respective grant dates.

Although the fair value of employee stock options is determined in accordance with ASC 718 using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

For ASC 718 purposes the fair value of each option grant has been estimated as of the date of grant using the following weighted average assumptions

|  | 2021 | 2020 |
|---|---|---|
| Risk-free rate | 3.00% | 3.00% |
| Expected dividends | - | - |
| Expected term | 10 years | 10 years |
| Expected volatility | 55% | 55% |

### Recently Issued Accounting Pronouncements
In August 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2020-06, *Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in the Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity*. The ASU removes certain accounting models for convertible instruments. The ASU primarily impacts instruments with a beneficial conversation feature or a cash conversion feature, however, all convertible instruments will be impacted. The ASU also impacts freestanding instruments and embedded features that are accounted for as derivatives under current guidance because of failure to meet the settlement conditions of the derivatives scope exception. Management of the Company has not yet evaluated the impact of adopting this standard.

### Note 3 - Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is in an early growth phase and is not yet profitable. Consistent with this early phase, the Company has no profit since inception, incurred negative operating cash flows, and has sustained net losses of $1,150,676 and $1,150,534 for the years ended December 31, 2021 and 2020, respectively. The Company has an accumulated deficit of $4,740,183 as of December 31, 2021. While the Company expects near term revenues from customer bookings as well as investment proceeds from previous fundraising efforts, its ability to continue as a going concern for the next twelve months is dependent upon its plan to raise more capital from investors. While the Company has been successful over the past three years in raising additional capital, no assurance can be given that the Company will continue to be successful at raising capital in the future.

The Company adheres to the provisions of FASB ASC 205, Subtopic 40, *Presentation of Financial Statements-Going Concern, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern*. FASB ASC 205 extends the responsibility for performing the going concern evaluation to management based on relevant conditions and events that are known and reasonably knowable at the time the financial statements are available to be issued. FASB ASC 205 also extends the period for which management must consider whether there is substantial doubt about the entity's ability to continue as a going concern to one year after the date that the financial statements are available to be issued.

Management has assessed the Company's ability to continue as a going concern for a period of one year from March 30, 2022, and believes that the additional financing obtained in 2021 and 2022 combined with the stability of the platform sufficiently alleviate the conditions or events that raise doubt about the Company's ability to continue as a going concern.

### Note 4 - Concentration of Credit Risk and Major Customers

The Company maintains cash balances with a financial institution. At times, such balances may exceed the federally insured limits. The Company utilizes Stripe, Inc. ("Stripe") for its payment processing. Stripe credits the Company's account two (2) days after the Traveler has completed the booking. Additionally, the Company maintains a balance at Stripe to cover potential chargebacks and amounts due to Hosts.

Five property management companies provided the Hosts for 41% of the Company's bookings in 2021 and 33% in 2020.

### Note 5 - Paycheck Protection Plan Loan

The Company received loan proceeds in the amount of $165,500 in May 2020 under the Paycheck Protection Program ("PPP"). An additional loan of $142,201 was received in March 2021. The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The loan terms included 1% interest, two-year maturity, and provisions providing for deferred payments and loan forgiveness. The loans and accrued interest of $2,765 were forgiven in June and November 2021 in accordance with the provisions of the PPP. Accordingly, forgiveness of $310,466 is reported in the Statement of Operations.

### Note 6 - Capitalized Software Development Costs

Capitalized software development costs consist of the following as of December 31, 2021 and 2020:

|  | 2021 | 2020 |
|---|---|---|
| Capitalized Software Development Costs | $ 117,256 | $ 52,112 |
| Less: Accumulated Amortization | (28,100) | (4,232) |
| Total, Net | $ 89,156 | $ 47,880 |

### Note 7 - Stockholders' Equity

In July 2021, the Company's Board of Directors approved amended and restated articles of incorporation to increase the authorized shares of common stock from 20,000,000 shares to $30,000,000 shares with a par value of $0.0001; and to increase the authorized shares of preferred stock from 3,000,000 shares to 7,000,000 shares with a par value of $0.0001 and designated as Series Seed Preferred Stock ("Series Seed".

In November 2021, the Company's Board of Directors approved amended and restated articles of incorporation to increase the authorized shares of common stock from 30,000,000 shares to 32,000,000 shares with a par value of $0.0001 and authorized the creation of two classes of common stock, with 30,000,000 shares designated as Class A Common Stock and 2,000,000 shares designated as Class B Common Stock.  The Class B Common Stock contains a voting rights preference of 10 votes per share.

The Company has 20,593,511 and 9,648,772 shares of Class A Common Stock issued and outstanding as of December 31, 2021 and 2020, respectively; and 1,367,500 and 1,180,000 shares of Series Seed issued and outstanding as of December 31, 2021 and 2020, respectively.  The Company has not yet issued any Class B Common stock.

The holders of Series Seed, in preference to the holders of common stock, shall be entitled to receive, when, as and if declared by the Board of Directors of the Corporation, but only out of funds legally available therefore, cash dividends at the rate of six percent (6%) of the Original Issue Price per annum on each outstanding share of Series Seed. Such dividends shall be payable only when, as and if declared by the Board of Directors of the Corporation and shall be non-cumulative. The Original Issue Price is one dollar ($1.00) per share. Each holder of shares of Series Seed shall be entitled to the number of votes equal to the number of shares of common stock into which such shares of Series Seed could be converted. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (a "Liquidation Event"), before any distribution or payment shall be made to the holders of common stock, the holders of Series Seed shall be entitled to paid out of the assets of the Corporation legally available for distribution for each share of Series Seed held by them, an amount per share of Series Seed equal to the Original Issue Price plus all declared and unpaid dividends on the Series Seed. At the option of the holder, Series Seed can be converted into fully-paid and nonassessable shares of common stock at a conversion ratio of 1:1. In addition, each share of Series Seed will automatically convert into shares of common stock immediately (i) upon the closing of a firmly underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock or (ii) upon the affirmative election of the holders of a majority of the outstanding shares of Series Seed voting as a single class on an as-converted basis.

In October 2021, the Company initiated a Regulation Crowdfunding and received proceeds of $283,250 in November 2021, net of $75,544 in issuance costs and investor incentives, upon issuance of 296,797 shares of Class A Common Stock.  The Crowdfunding remained open for additional investment in 2022.

### Note 8 - Simple Agreements for Future Equity

In 2019, the Company issued Simple Agreements for Future Equity (the "2019 SAFE"). The 2019 SAFEs provide investors, in exchange for a cash investment, the right to shares in a future Equity Financing at a conversion price equal to 80% of the price per share paid for the preferred stock in the Equity Financing subject to a valuation cap of $25 million. As of December 31, 2019, the Company had executed agreements under the 2019 SAFE with 25 investors for an aggregate cash investment of $1,745,000, which are still outstanding at December 31, 2021.

In 2020, the Company issued Simple Agreements for Future Equity (the "2020 SAFE"). The 2020 SAFEs provide investors, in exchange for a cash investment, the right to shares in a future Equity Financing at a conversion price equal to 80% of the price per share paid for the preferred stock in the Equity Financing subject to a valuation cap of $25 million. In addition, investors in the 2020 SAFE received an option to purchase one (1) share of Series Seed at $1.00 per share for each dollar invested in the 2020 SAFE. Further, if the investor had previously invested in the 2019 SAFE, the investor received an option to purchase one (1) share of Series Seed at $1.00 per share for each dollar previously invested in the 2019 SAFE.

In 2020, the Company executed agreements under the 2020 SAFE with 14 investors for an aggregate cash investment of $490,000 and sold 430,000 shares of Series Seed for an aggregate cash investment of $430,000 under the purchase option provided in the 2020 SAFE.  In 2021, the Company executed agreements under the 2020 SAFE with 26 investors for an aggregate cash investment of $1,987,500 and sold 187,500 shares of Series Seed for an aggregate cash investment of $187,500.

Total Simple Agreements for Future Equity are stated at fair value and total $4,222,500 and $2,235,000, at December 31, 2021 and 2020, respectively.  These agreements have been classified as liabilities in the accompanying financial statements because they offer a cash settlement option if the Company is liquidated prior to exercise.

### Note 9 - Income Taxes

The Company follows ASC 740, *Income Taxes,* regarding the accounting for deferred tax assets and liabilities. Under the asset and liability method required by this guidance, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A deferred tax asset will be reduced by a valuation allowance when, based on the Company's estimates, it is more likely than not that a portion of those assets will not be realized in a future period.The Company assesses the likelihood that deferred tax assets will be recovered from the existing deferred tax liabilities or future taxable income. To the extent the Company believes that recovery will not meet the more likely than not threshold, it establishes a valuation allowance. The Company has recorded valuation allowances for its net deferred tax assets since management believes it is more likely than not that these assets will not be realized because future taxable income necessary to utilize these losses cannot be established or projected.

The deferred tax asset as of December 31, 2021 and 2020 are due to federal and state net operating losses and total $1,040,000 and $1,463,000, respectively.  A full valuation allowance has been applied and the net deferred tax asset as of December 31, 2021 and 2020 is zero.

As of December 31, 2021, the Company had net operating loss carryforwards for federal income tax purposes of approximately $4,960,000. The federal net operating loss carryforwards do not expire but are limited to 80% utilization of taxable income in any individual year. As of December 31, 2021, the Company had federal research and development carryforwards of approximately $59,000. The research and development tax credits expire beginning in 2038 if not utilized.

As of December 31, 2021, the Company had net operating loss carryforwards for state income tax purposes of approximately $5,017,000. The state net operating loss carryforwards will expire, if not utilized, beginning in 2038.

Management has determined that there are no liabilities to record as of December 31, 2021 and 2020 related to uncertain tax positions including related interest and penalties.

***Note 10- Equity Incentive Plan***

In 2018, the Company adopted the Whimstay Inc. 2018 Stock Plan (the "Plan").  A total of 1,000,000 shares of common stock were reserved for issuance under the Plan. The Company increased the number of shares reserved for issuance under the Plan to 1,500,000 in 2019 and 5,500,000 in 2021.  The purposes of the Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to Employees and Consultants, and to promote the success of the Company's business. The Plan allows the granting of incentive stock options ("ISOs"), non-statutory stock options ("NSOs") and restricted stock. Awards under the plan vest over different schedules with some vesting immediately and others vesting over periods from three months to four years.

A summary of option and restricted stock activity under the Plan is as follows:

| | Shares Reserved for Issuance | Shares Available for Grant | Outstanding Stock Options | | Outstanding Restricted Stock | |
|---|---|---|---|---|---|---|
| | | | Number of Shares | Weighted-Average Exercise Price | Number of Shares | Weighted-Average Grant Date Fair Value |
| Balances as of December 31, 2019 | 1,500,000 | 623,609 | 291,750 | $0.0014 | 560,641 | $0.0010 |
| Granted | - | (445,000) | 440,000 | $0.0014 | 5,000 | $0.0014 |
| Exercised | - | - | (48,116) | $0.0014 | - | - |
| Cancelled/Repurchased | - | 386,485 | (42,500) | $0.0014 | (343,985) | $0.0014 |
| Balances as of December 31, 2020 | 1,500,000 | 565,094 | 641,134 | $0.0014 | 221,656 | $0.0004 |
| Increase in shares reserved | 4,000,000 | 4,000,000 | - | - | - | - |
| Granted | - | (3,215,000) | 2,445,000 | $1.1827 | 770,000 | $0.0014 |
| Exercised | - | - | (165,442) | $0.0014 | - | - |
| Balances as of December 31, 2021 | 5,500,000 | 1,350,094 | 2,920,692 | $0.9903 | 991,656 | $0.0012 |

A summary of the status of the Company's non-vested options as of December 31, 2021 and 2020 and changes during the years then ended is presented below:

| | Options | Weighted average grant date fair value |
|---|---|---|
| Non-vested at January 1, 2020 | 267,649 | $ 0.00 |
| Granted | 440,000 | $ 0.00 |
| Vested | (115,938) | $ 0.00 |
| Forfeited | (42,500) | $ 0.00 |
| Non-vested at December 31, 2020 | 549,211 | $ 0.00 |
| Granted | 2,445,000 | $ 0.02 |
| Vested | (316,544) | $ 0.00 |
| Non-vested at December 31, 2021 | 2,677,667 | $ 0.02 |

At December 31, 2021 and 2020, there was $52,375 and $0, respectively of compensation cost related to non-vested share-based compensation arrangements granted under the Plan that will be recognized over the stock options vesting period. There was no compensation cost recognized on options vesting during the year ended December 31, 2021 and 2020.

### Note 11- Advances from Stockholders

During 2020 and 2021, certain stockholders advanced the Company funds to pay operating expenses until additional cash was raised from third party investors. The advances are interest free and have been recorded as a current liability in the balance sheet in the amount of $97,000 and $35,000 as of December 31, 2021 and 2020, respectively.  The advances were subsequently repaid by the Company in February and March 2022.

### Note 12- Global Pandemic and Market Volatility

Beginning in 2020, the coronavirus ("COVID-19") pandemic severely restricted the level of economic activity globally and continues to have an unprecedented effect on the global travel and hospitality industry. The various government measures implemented to contain the COVID-19 pandemic, such as imposing restrictions on travel and business operations, led to unprecedented levels of booking cancellations. The extent and duration of the impact of the COVID-19 pandemic over the longer term remain uncertain and dependent on future developments that cannot be accurately predicted at this time, such as the severity and transmission rate of COVID-19, the introduction and spread of new variants of the virus, including, for example, the Omicron variant which emerged in November of 2021, that may be more easily transmittable and resistant to currently approved vaccines, the continuation of existing or implementation of new government travel restrictions, the extent and effectiveness of containment actions taken, including mobility restrictions, the timing, availability, and effectiveness of vaccines, and the impact of these and other factors on travel behavior in general, and on the Company's business in particular, which may result in a reduction in bookings and an increase in booking cancellations.

### Note 13- Commitments and Contingencies

The Company is subject to legal proceedings and claims that arise in the ordinary course of business. The Company accrues for losses associated with legal claims when such losses are probable and can be reasonably estimated. These accruals are adjusted as additional information becomes available or circumstances change.

In March 2019, the Company entered into a facility lease (the "Lease") for certain office space (the "Facility") with a term beginning April 1, 2019 and continuing for a period of 54 months.  On March 19, 2020, Governor Newsom announced a statewide stay-at-home order to slow the spread of Covid-19 ("State Order"). Whimstay was unable to occupy the Facility following this order and abandoned the Facility on March 19, 2020.  It is currently in dispute with the landlord to resolve whether Whimstay has any further obligations under the lease.

As of December 31, 2021 and 2020, the landlord holds a security deposit of $32,125, and Whimstay has recorded an accrued liability of $75,976, which it believes is sufficient to satisfy any remaining obligations under the lease through the date it abandoned the Facility. Whimstay intends to continue to dispute the payment of any further rents following its abandonment of the Facility, which would total $641,591 through September 30, 2023 under the original terms of the lease.

Future minimum payments by year and in the aggregate under the original term of the lease are as follows for years ending December 31:

| Year | Amount |
|------|--------|
| 2021 | $ 180,363 |
| 2022 | 185,774 |
| 2023 | 143,159 |
| Total | $ 509,296 |

### Note 14- Employee Benefit Plan

The Company has a 401(k) Plan available to all employees aged 21 and older as defined under the plan. Employees may contribute voluntary contributions in certain investments at the discretion of the employee, up to maximum annual contribution limits established by the U.S. Department of Treasury. The Plan provides for discretionary employer contributions and immediate vesting. The Company did not elect to make any employer contributions during the years ended December 31, 2021 and 2020.

### Note 15- Subsequent Events

During the period from January through March 2022, the Company received additional Crowdfunding proceeds of $604,597, net of $59,442 in issuance costs and investor incentives, upon the issuance of 505,397 shares of Class A Common Stock. The Company also executed SAFE agreements for a total of $1,656,498 in proceeds from 21 investors.

In February 2022, the Company granted incentive stock options for 500,000 shares to an executive of the Company, and non-statutory stock options for a total of 440,000 shares to four vendors and consultants of the Company. The options have an exercise price of $1.38 per share and vest over periods from one to four years.

In March 2022, the Company paid $84,000 in severance related costs under a separation arrangement with a former executive of the Company. This amount was reflected as accrued compensation in the balance sheet as of December 31, 2021. The arrangement also provided for immediate vesting of 80,000 shares of restricted Class A Common Stock that were previously purchased by the employee, and an additional contingent fee of $500,000 that may be payable in the future upon the earliest of (i) a financing that values the Company at $100 million or more, (ii) the closing of an initial public offering of the Company's common stock or (iii) a change of control.

The Company has performed an evaluation of subsequent events through March 30, 2022, which is the date these financial statements were available to be issued.

## CERTIFICATION

I, Behshad Jamshahi, Principal Executive Officer of Whimstay, Inc., hereby certify that the financial statements of Whimstay, Inc. included in this Report are true and complete in all material respects.

*Behshad Jamshahi*

CEO